

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE



February 27, 2006

Mark R. Levy
Holland & Hart LLP
555 17th Street, Suite 3200
Denver, CO 80202

Act: 1934
Section:
Rule: 14a-8
Public Availability: 2/27/2006

Re: Scott's Liquid Gold-Inc.
Incoming letter dated January 5, 2006

Dear Mr. Levy:

This is in response to your letter dated January 5, 2006 concerning the shareholder proposal submitted to Scott's Liquid Gold by Actium Partners LLC. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.



Sincerely,

Eric Finseth
Attorney-Adviser

Enclosures

cc: Paul Christenson
Actium Partners LLC
10 W. Broadway, Ste. 500
Salt Lake City, UT 84103



HOLLAND & HART LLP

Mark R. Levy
Phone (303) 295-8073
Fax (303) 975-5386
mlevy@hollandhart.com


SEC MAIL PROCESSING
RECEIVED
JAN 06 2006
WASH, D.C.
213
SECTION

January 5, 2006

VIA FEDERAL EXPRESS OVERNIGHT

United States Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Scott's Liquid Gold-Inc.– Exclusion of Shareholder Proposal Submitted by Actium Partners LLC Pursuant to Rule 14a-8

Ladies and Gentlemen:

This letter and the enclosed materials are submitted on behalf of Scott's Liquid Gold-Inc., a Colorado corporation (the "Company"), pursuant to Rule 14a-8(j) of the Securities Act of 1934, as amended. The Company has received a shareholder proposal (the "Proposal") from Actium Partners LLC, a Utah limited liability company ("Actium"), for inclusion in the Company's proxy materials (the "2006 Proxy Materials") for its annual meeting of the shareholders to be held in May, 2006 (the "2006 Annual Meeting"). The Company respectfully requests the Staff of the Division of Corporation Finance concur with the Company's view that the Proposal may properly be excluded for the reasons set forth below, and accordingly, the Staff will not recommend enforcement action against the Company if it omits the Proposal from its 2006 Proxy Materials. The Company intends to omit the Proposal from its 2006 Proxy Materials because:

1. Actium did not meet the eligibility requirements of Rule 14a-8(b);
2. The Proposal deals with matters relating to the conduct of the ordinary business operations of the Company and is therefore excludable under Rule 14a-8(i)(7); and
3. The Proposal is not a proper subject for shareholder action under state law under Rule 14a-8(i)(1).

Pursuant to Rule 14a-8(j)(2), we are enclosing six copies of the following: (i) this letter; (ii) Actium's letter dated November 29, 2005 containing the Proposal (the "Actium Letter"), attached hereto as Exhibit A; and (iii) a letter dated December 12, 2005 from Jeffry B. Johnson, Chief Financial Officer of the Company, regarding



Actium's failure to comply with the eligibility requirements of Rule 14a-8(b) (the "Eligibility Letter"), attached hereto as Exhibit B.

This letter constitutes the Company's statement of the reasons it deems the exclusion of the Proposal to be proper. We have been advised by the Company as to all factual matters set forth herein. To the extent this letter expressly addresses matters of Colorado corporate law, this letter also constitutes this firm's supporting opinion with respect to such matters in accordance with Rule 14a-8(j)(2)(iii).

I. The Actium Letter and Eligibility Letter

The Company received the Actium Letter by facsimile on November 29, 2005. In the letter, Actium indicated that it owned beneficially 52,500 shares of the Company's common stock, held in its account at Wilson-Davis & Co. The Actium Letter did not specify how long Actium had held these shares as of the date of the letter, or whether it intended to continue to hold these shares in the future. The letter also presented the following shareholder proposal:

> Let it be proposed that due to the company's stock price being below book value during much of calendar year 2005 that the company's board of directors be required to engage investment banking or other consultants to give advice to the board of directors on methods of increasing shareholder value.

The Company transmitted the Eligibility Letter to Actium on December 12, 2005. In the Eligibility Letter, the Company explained the eligibility requirements under Rule 14a-8(b), and stated that Actium must provide the statements required by that rule within 14 days of receipt of the Eligibility Letter in order to comply with Rule 14a-8(f). The Eligibility Letter also included a copy of Rule 14a-8 for Actium's convenience. To date, the Company has not received any response from Actium, which period of time exceeds the 14 days response period.

II. Grounds for Exclusion of the Proposal

A. The Proposal is properly excludable because Actium has not met the eligibility requirements of Rule 14a-8(b).

Rule 14a-8(b)(1) requires that the proponent of a shareholder proposal under Rule 14a-8 have "continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year" by the date the shareholder submits the proposal. Additionally, Rule 14a-8(b)(2) requires that if the shareholder is not the "record" holder of the shares, it must submit a written statement from the record holder (usually a broker or bank), as well as a written statement from the shareholder that it intends to continue to hold the securities through



the date of the annual meeting. *See also* Division of Corporation Finance, Staff Legal Bulletin No. 14 § C.1.c., d. (July 13, 2001).

Rule 14a-8(f) provides the procedural requirements for issuers responding to shareholder proposals that are deficient under Rule 14a-8(b). Rule 14a-8(f) states that within 14 calendar days of receiving such a proposal, the company must provide notice to the shareholder proponent of any procedural or eligibility deficiencies, as well as the time frame for response. The rule provides 14 calendar days for the shareholder to respond and correct any deficiencies.

The Actium Letter did not include either a statement from the record holder of Actium's shares, or a statement from Actium that it intended to hold the shares through the date of the 2006 Annual Meeting. The Company responded to Actium pursuant to Rule 14a-8(f) on December 12, 2005, within 14 calendar days of the receipt of the Proposal. Actium did not respond to the Company or provide the required statements to correct the eligibility deficiencies within 14 calendar days of December 12, 2005. Therefore, the Company believes that the Proposal is properly excludable under Rule 14a-8(f).

The Staff has consistently permitted companies to exclude shareholder proposals where the shareholder has failed to respond to the company and correct eligibility deficiencies in the initial submission. See CNF Inc., SEC No-Action Letter (Jan. 12, 2004) (proper to omit proposal because proponent failed to respond to the company's "request for documentary support indicating that the proposal has satisfied the minimum ownership requirements for the one-year period required by Rule 14a-8(b)"); Atlas Air Worldwide Holdings, Inc. SEC No-Action Letter (Mar. 14, 2003) (proper to omit proposal because "proponent failed to supply, within 14 days of receipt of Atlas Air request, documentary support evidencing that he satisfied the minimum ownership requirement for the one-year holding period as of the date that he submitted the proposal"); Halliburton Company, SEC No-Action Letter (Mar. 7, 2003) (proper to exclude because "proponent appears not to have responded to Halliburton's request for documentary support indicating that the proponent satisfied the minimum ownership requirements for the one-year period"); Eagle Food Centers, Inc. SEC No-Action Letter (Mar. 14, 2003) (same); Nextel Partners, SEC No-Action Letter (Mar 3, 2003) (same); Anthracite Capital, Inc., SEC No-Action Letter (Mar. 29, 2002) (same).

Similarly, the Staff has also held that a company may exclude a proposal pursuant to 14a-8(f) for failure to provide a written statement of the shareholder's intention to continue beneficial ownership through the date of the annual meeting. See NDCHealth Corporation, SEC No-Action Letter, 2004 WL 1801741 (August 5, 2004) (proper to omit proposal because proponent failed to state its intention to continue to hold its shares through the date of the annual meeting); IVAX Corporation, SEC No-


HOLLAND&HART LLP

Action Letter (Mar. 20, 2003) (same); Exxon Mobil Corp., SEC No-Action Letter (Jan. 23, 2001) (same); Exxon Mobil Corp., SEC No-Action Letter (Jan. 16, 2001) (same).

Relying on the Rule and the Staff No-Action Letters discussed above, the Company believes that it may properly exclude Actium's proposal under Rule 14a-8(f).

B. The Proposal is properly excludable pursuant to Rule 14a-8(i)(7) because the Proposal deals with a matter relating to the ordinary business operations of the Company.

Rule 14a-8(i)(7) provides that a shareholder proposal may be excluded if it deals with "a matter relating to the company's ordinary business operations." The Staff has explained the purpose and application of this exclusion:

> The general underlying policy of this exclusion is consistent with the policy of most state corporate laws: to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting...." Amendments to Rules on Shareholder Proposals, Exchange Act Release No. 34-40018, 1998 WL 254809, at 4-5 (May 21, 1998).

The policy described above by the Staff is consistent with § 7-108-101 of the Colorado Business Corporations Act, which specifies that "all corporate powers shall be exercised by or under the authority of, and the business and affairs of the corporation shall be managed under the direction of, the board of directors...."[1] Article III, Section 1 of the Company's Bylaws, attached as Exhibit 3.2 to the Company's Annual Report on Form 10-K filed with the SEC on March 21, 2005, exactly mirrors § 7-108-101, vesting all corporate powers and authority in the Company's Board of Directors (the "Board"). In interpreting the predecessor of this provision,[2] the Tenth Circuit Court of Appeals explained that the power of the directors, if exercised honestly "is not subject to control by either stockholders or the courts," and that "[w]hen stockholders simply become dissatisfied with corporate management, ordinarily the remedy is to install new

---

[1] The full text of § 7-108-101 provides that the board shall be vested with the corporate powers "[s]ubject to any provision stated in the articles of incorporation." The Company's Restated Articles of Incorporation, attached as Exhibit 3.1 to the Company's Annual Report on Form 10-K filed with the SEC on March 27, 2002, do not contain any provisions giving special powers to the shareholders or limiting the power of the Company's Board of Directors.

[2] Section 31-51-1 of the 1963 Colorado Revised Statutes reads "[t]he business and affairs of a corporation shall be managed by a board of directors which shall exercise all the powers of the corporation...."



management by the election of new directors." Herald Co. v. Seawell, 472 F.2d 1081 (1972). The Proposal submitted by Actium deals with the type of "ordinary business operations" which the Staff and Colorado courts believed should be left to the discretion of the Board. The primary goal of the board of directors of any corporation is to maximize the value of a corporation by considering and implementing business strategies and overseeing management. In exercising its duties to maximize shareholder value and implement business strategy, the board of directors of a company often engages third-party advisors, including investment bankers, to provide expertise and counsel to the board. The Proposal submitted by Actium is directed at these core discretionary board functions, in that the proposal refers to "engag[ing] investment banking or other consultants to give advice ... on methods of increasing shareholder value."

In responding to No-Action Requests, the Staff has customarily allowed exclusion of shareholder proposals broadly directed at retaining investment bankers to increase shareholder value. *See, e.g.*, Medallion Financial Corp., SEC No-Action Letter, 2004 WL 1091896 (Mar 11, 2004) (concurring with exclusion under Rule 14a-8(i)(7) of a proposal requesting "that an investment banking firm be engaged to evaluate alternatives to maximize stockholder value including a sale of the Company"); Lancer Corporation, SEC No-Action Letter, 2003 WL 1527166 (Mar. 10, 2003) (allowing exclusion of a proposal to "explore strategic alternatives to maximize shareholder value and advise the shareholders upon the feasibility of the sale of the company" under Rule 14a-8(i)(7)); Bel Fuse Inc., SEC No-Action Letter, 1991 WL 178727 (Apr. 24, 1991) (holding that proposal to "retain an investment banking firm as its financial advisor to explore alternatives for maximizing the value of the Company's shares" was properly excludable under Rule 14a-8(i)(7)); The Statesmen Group, SEC No-Action Letter, 1990 WL 286279 (Mar. 22, 1990) (agreeing with exclusion under Rule 14a-8(i)(7) of a proposal to effect a plan of restructuring to maximize shareholder value with the assistance of recognized investment bankers).

In all of these No-Action Letters, the Staff concurred that proposals with general language such as "evaluate alternatives" or "explore strategic alternatives to increase shareholder value" implicate ordinary business activities, and were properly excludable. *See* Medallion Financial Corp., SEC No-Action Letter ("evaluate alternatives"); Lancer Corporation, SEC No-Action Letter ("explore strategic alternatives") Bel Fuse Inc., SEC No-Action Letter ("explore alternatives"). Because such a wide range of activities are included in "alternatives to increase shareholder value," the determination of which of the many strategic operating or financing alternatives to pursue on an ongoing basis is complex and nuanced, and is properly given to the board of directors rather than the shareholders. The Staff explained this policy by stating that a proposal should not seek to "'micro-manage' the company by probing too deeply into matters of a complex nature which shareholders, as a group, would not be in a position to make an informed judgment." Amendments to Rules on Shareholder Proposals, Exchange Act Release No.


HOLLAND&HART

34-40018, 1998 WL 254809, at 4-5 (May 21, 1998). Actium's Proposal, directed at "methods to increase shareholder value," similarly incorporates a wide range of activities, including everyday business activities. The Proposal thus addresses exactly the type of ordinary business operations that the Staff has held Rule 14a-8(i)(7) is intended to preserve for the board of directors.

The Staff has taken the position in certain No-Action Letters that, where a proposal deals only with specific "extraordinary corporate transactions," a shareholder proposal relating to retention of investment bankers may not be excludable. *See* Affiliated Computer Services, Inc., SEC No-Action Letter, 2005 WL 1907533 (Aug. 9, 2005) (refusing to recommend no-action for exclusion of proposal to "retain an investment banker to develop a plan for a recapitalization of the Company, the result of which would be to eliminate the special voting provisions of the Company's Class B Common Stock"); Allegheny Valley Bancorp, Inc., SEC No-Action Letter (Jan. 3, 2001) (refusing to allow exclusion of proposal to solicit offers for purchase of the company's stock or assets and present highest cash offer to shareholders).

The Proposal submitted by Actium, however, does not address any specific extraordinary transaction. Instead, the Proposal refers to "methods of increasing shareholder value," a description that could include the entire range of possible corporate actions, from the most mundane to the most extraordinary. Where a proposal includes both ordinary and extraordinary business activities, the Staff has held that such a proposal relates sufficiently to ordinary business affairs that it is not a proper subject for shareholder voting. *See* Lancer Corporation, SEC No-Action Letter (stating that for a proposal that relates "in part to non-extraordinary transactions" the Staff would not recommend enforcement action if excluded); Medallion Financial Corp., No-Action Letter (allowing exclusion of a proposal which "appears to relate to both extraordinary transactions and non-extraordinary transactions"). In sum, where proposals call for the retention of an investment banking firm, the Staff has distinguished situations dealing with a specific, extraordinary transaction from proposals calling for enhancing shareholder value in a general way. The Proposal submitted by Actium falls into the latter category because it uses very broad language—"methods of increasing shareholder value"—which clearly implicates ordinary business operations, and therefore is properly excludable under Rule 14a-8(i)(7).

C. The Proposal is not a proper subject for shareholder action under state law and is properly excludable under Rule 14a-8(i)(1).

Rule 14a-8(i)(1) permits exclusion of shareholder proposals if "the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction." The official note to this section states "some proposals are not considered proper under state law if they would be binding on the company if approved." The Staff further elaborated that "proposals by security holders that mandate or direct a board to take certain action



may constitute an unlawful intrusion on the board's discretionary authority under the typical [corporate] statute." Exchange Act Release No. 34-12999 (November 22, 1976). As discussed in Section II.A. above, § 7-108-101 of the Colorado Business Corporations Act gives full discretionary authority to the board of directors to exercise corporate powers. The Colorado Supreme Court has also explained that if "in the opinion of one or more stockholders the board of directors of the company refuses to exercise a discretionary power pursuant to the desires of such stockholders, their remedy is to elect a board of directors who will function according to their wishes." Weck v. Dist. Ct. of the Second Judicial Dist., 158 Colo. 521 (1966) (holding that the shareholders had no power to force the board to exercise discretionary powers granted under state law and corporate documents). The Proposal submitted by Actium states that "the company's board of directors *be required* to engage investment banking...[Emphasis added]." The Proposal, stated in mandatory terms, infringes on the discretion of the Board under Colorado law. The Proposal as currently drafted is therefore not a proper subject for shareholder action under Colorado law and may properly be excluded under Rule 14a-8(i)(1).

III. Conclusion

Based on the foregoing, the Company believes that the Proposal submitted by Actium may be excluded both because (i) Actium did not meet the eligibility requirements of Rule 14a-8(b); (ii) the Proposal deals with matters relating to the conduct of the ordinary business operations under Rule 14a-8(i)(7); and (iii) the Proposal is not a proper subject for shareholder action under state law under Rule 14a-8(i)(1). The Company respectfully requests the Staff's confirmation that it will not recommend any enforcement action to the Commission if the Company excludes the Proposal from its 2006 Proxy Materials.

If the Staff does not concur with the Company's position, we request the opportunity to confer with the Staff prior to the issuance of its opinion. Any correspondence to the Company may be transmitted via facsimile at 303-373-1161, Attn: Jeffry Johnson. Actium may reached by facsimile at 801-534-1010, Attn: Paul Christenson. As required by Rule 14a-8(j), the Company is providing a copy of this letter with attachments to Actium simultaneously with this submission.

Please acknowledge receipt of this letter by date-stamping and returning the extra enclosed copy of this letter in the enclosed self-addressed envelope.

Sincerely yours,



Mark R. Levy
of Holland & Hart LLP

EXHIBIT A
TO
SCOTT'S LIQUID GOLD-INC.
NO-ACTION REQUEST LETTER

ACTIUM LETTER AND SHAREHOLDER PROPOSAL

See attached.

MC, JH, JJ

A LIMITED LIABILITY COMPANY

ACTIUM PARTNERS

10 W. BROADWAY STE. 500
SALT LAKE CITY, UT 84101

November 29, 2005

Mr. Dennis P. Passantino
Corporate Secretary
Scott's Liquid Gold-Inc.
4880 Havana Street
Denver, Colorado 80239

Dear Mr. Passantino:

Actium Partners LLC, a Utah limited liability company, is the owner of 52,500 shares of your firm's common stock. These shares are held in our account at Wilson-Davis & Co. in Salt Lake City, Utah. Your 2005 proxy statement stated that shareholder proposals must be received on or before December 7, 2005. Accordingly, we would like to make the following proposal:

"Let it be proposed that due to the company's stock price being below book value during much of calendar year 2005 that the company's board of directors be required to engage investment banking or other consultants to give advice to the board of directors on methods of increasing shareholder value."

Please feel free to call me at 801-534-1500 if you have any questions or you would like me to put this proposal in a different format. I will be contacting you later this week to confirm receipt of this letter and the proposal it contains.

Sincerely,



Paul Christenson

TELEPHONE 801.534.1500 FACSIMILE 801.534.1010 ACTIUMPARTNERS.COM



EXHIBIT B
TO
SCOTT'S LIQUID GOLD-INC.
NO-ACTION REQUEST LETTER

RULE 14A-8(F) ELIGIBILITY LETTER

See attached.

3498238_1.DOC

December 12, 2005



Executive Offices

VIA FACSIMILE AND
FEDERAL EXPRESS -OVERNIGHT

Mr. Paul Christenson
Actium Partners, LLC
10 W. Broadway, Suite 500
Salt Lake City, UT 84103

Dear Mr. Christenson:

This letter is in response to your letter to Scott's Liquid Gold-Inc. (the "Company") dated November 29, 2005, in which you submitted a proposal pursuant to Rule 14a-8 under the Securities Exchange Act of 1934 for inclusion in the Company's proxy statement with regards to the 2006 Annual Meeting (the "Annual Meeting").

By this letter, the Company is notifying you that your submission does not comply with the eligibility requirements set forth in Rule 14a-8(b). This Rule requires that a shareholder must have continuously held at least $2,000 in market value, or 1%, of the Company's voting stock for a period of at least one year, and must continue to do so through the date of the Annual Meeting. We have attached a copy of Rule 14a-8 as Exhibit A to this letter for your convenience.

In your letter, you indicate that you beneficially own 52,000 shares of the Company's common stock, held in account at Wilson-Davis & Co. In order to comply with the requirements of Rule 14a-8(b) and relevant interpretations of the SEC staff, you must prove your eligibility by submitting to the Company:

(i) A written statement from the "record" holder of your shares verifying that at the time you submitted your proposal, you had continuously held at least $2,000 in market value of the Company's shares for at least one year; and

(ii) A written statement by you that you intend to continue holding your shares through the date of the Annual Meeting.

Under Rule 14a-8(f), you have 14 calendar days from receipt of this letter to remedy this deficiency. If you do not respond within 14 calendar days of receipt, the Company will be entitled to exclude your proposal from our proxy statement for the Annual Meeting.

The Company is also reviewing the substance of your proposal to determine whether your proposal may be excluded from the proxy materials under any of the other bases under Rule 14a-8(i). If the Company determines your proposal is excludable under one of these substantive bases, it may submit a letter to the staff of the Securities and Exchange Commission seeking the staff's concurrence with its views. If the Company does so, it will provide you with a copy of the submission and reasons for exclusion, pursuant to Rule 14a-8(j).

Sincerely yours,

SCOTT'S LIQUID GOLD-INC.

By:



Jeffry B. Johnson
Chief Financial Officer

EXHIBIT A

EXCHANGE ACT RULE 14A-8

[See attached]

Westlaw.

17 C.F.R. § 240.14a-8

C

CODE OF FEDERAL REGULATIONS
TITLE 17--COMMODITY AND SECURITIES EXCHANGES
CHAPTER II--SECURITIES AND EXCHANGE COMMISSION
PART 240--GENERAL RULES AND REGULATIONS, SECURITIES EXCHANGE ACT OF 1934
SUBPART A--RULES AND REGULATIONS UNDER THE SECURITIES EXCHANGE ACT OF 1934
REGULATION 14A: SOLICITATION OF PROXIES

Current through December 1, 2005; 70 FR 72166

§ 240.14a-8 Shareholder proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) Question 1: What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§

240.13d-101), Schedule 13G (§ 240.13d-102), Form 3 (§ 249.103 of this chapter), Form 4 (§ 249.104 of this chapter) and/or Form 5 (§ 249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) Question 3: How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) Question 4: How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) Question 5: What is the deadline for submitting a proposal?

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§ 249.308a of this chapter) or 10-QSB (§ 249.308b of this chapter), or in shareholder reports of investment companies under § 270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(f) Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under § 240.14a-8 and provide you with a copy under Question 10 below, § 240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) Question 7: Who has the burden of

persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) Question 8: Must I appear personally at the shareholders' meeting to present the proposal?

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

(1) Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) Violation of law: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) Violation of proxy rules: If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including § 240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) Personal grievance; special interest: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) Relevance: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) Absence of power/authority: If the company would lack the power or authority to implement the proposal;

(7) Management functions: If the proposal deals with a matter relating to the company's ordinary business operations;

(8) Relates to election: If the proposal relates to an election for membership on the company's board of directors or analogous governing body;

(9) Conflicts with company's proposal: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) Substantially implemented: If the company has already substantially implemented the proposal;

(11) Duplication: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) Resubmissions: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) Specific amount of dividends: If the proposal relates to specific amounts of cash or stock dividends.

(j) Question 10: What procedures must the company follow if it intends to exclude my proposal?

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) Question 11: May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is

allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, § 240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it mails its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under § 240.14a-6.

[41 FR 53000, Dec. 3, 1976, as amended at 43 FR 58530, Dec. 14, 1978; 44 FR 68456, 68770, Nov. 29, 1979; 48 FR 38222, Aug. 23, 1983; 50 FR 48181, Nov. 22, 1985; 51 FR 42062, Nov. 20, 1986; 52 FR 21936, June 10, 1987; 52 FR 48983, Dec. 29, 1987; 63 FR 29119, May 28, 1998; 63 FR 50622, Sept. 22, 1998]

<General Materials (GM) - References, Annotations, or Tables>

17 C. F. R. § 240.14a-8

17 CFR § 240.14a-8

END OF DOCUMENT

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 27, 2006

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Scott's Liquid Gold-Inc.
Incoming letter dated January 5, 2006

The proposal relates to engaging an investment banker to render advice to the board.

There appears to be some basis for your view that Scott's Liquid Gold may exclude the proposal under Rule 14a-8(f). We note your representation that the proponent appears not to have responded to Scott's Liquid Gold's request for documentary support indicating that it has satisfied the minimum ownership requirements for the one-year period required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if Scott's Liquid Gold omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Scott's Liquid Gold relies.

Sincerely,



Geoffrey M. Ossias
Attorney-Adviser